SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF n° 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS,

HELD ON OCTOBER 02, 2009.

1. DATE, TIME AND PLACE: October 02, 2009, at 12:00 p.m., on Av. Roque Petroni Junior, 1464, 6º andar, lado B, Board of Directors Meeting Room, Morumbi, São Paulo/ SP.

2. CHAIRMANSHIP OF THE MEETING: Luis Miguel Gilpérez López – Chairman, and Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: the meeting was instated with the attendance of the undersigned Directors, who represented a quorum under the terms of the Bylaws.

4. AGENDA AND RESOLUTION:

4.1. Appointment of the Chairman and of the Vice-Chairman of the Board of Directors: the Directors, by unanimous vote, resolved to appoint Mr. Luis Miguel Gilpérez López as Chairman of the Board of Directors, and Mr. Shakhaf Wine as Vice-Chairman of the Board of Directors;

4.2. Election of the members of the Executive Committee: the Directors, by unanimous vote, approved the election for Chief Executive Officer, of Mr. Roberto Oliveira de Lima, Brazilian, married, business manager, bearer of identity card RG nº 4.455.053-4, SSP/SP and enrolled with the Individual Taxpayers Registry of the Finance Department (CPF/MF) under no. 860.196.518-00, resident and domiciled in the Capital of São Paulo State, with business address at Av. Roque Petroni Junior, 1464, 6º andar, lado A, Morumbi, São Paulo – SP, CEP 04707-000, for Executive Vice-President of Marketing and Innovation, Mr. Hugo Mattos Janeba, Brazilian, married, industrial designer, bearer of identity card RG nº 13.900.208-X SSP/SP and enrolled with the Individual Taxpayers Registry of the Finance Department (CPF/MF) under no. 116.004.018-48, resident and domiciled in the Capital of São Paulo State, with business address at Av. Roque Petroni Junior, 1464, 6º andar, lado A, Morumbi, São Paulo – SP, CEP 04707-000, for Executive Vice-President of Operations, Mr. Paulo Cesar Pereira Teixeira, Brazilian, married, engineer, bearer of identity card RG nº 301.540.175-9, SSP/RS and enrolled with the Individual Taxpayers Registry of the Finance Department (CPF/MF) under no. 284.875.750-72, resident and domiciled in the Capital of São Paulo State, with business address at Av. Roque Petroni Junior, 1464, 6º andar, lado A, Morumbi, São Paulo – SP, CEP 04707-000, for Vice-President of Compliance, Mr. Ercio Alberto Zilli, Brazilian, married, electrical engineer, bearer of identity card RG nº 326.379 – SSP/DF and enrolled with the Individual Taxpayers Registry of the Finance Department (CPF/MF) under no. 057.437.451-53, with business address at Av. Roque Petroni Junior, 1464, 6º andar, lado A, Morumbi, São Paulo – SP, CEP 04707-000, and for Vice-President of Networks, Mr. Javier Rodríguez García, Spanish, married, bearer of RNE V283375-2 and enrolled with the Individual Taxpayers Registry of the Finance Department (CPF/MF) under no. 055.017.127-41, resident and domiciled in the Capital of São Paulo State, with business address at Av. Roque Petroni Junior, 1464, 6º andar, lado A, Morumbi, São Paulo – SP, CEP 04707-000. It is hereby agreed that the term of office of the Directors and Executive Officers now elected shall expire at the meeting of the Board of Directors to be held by the 2012 General Shareholders Meeting, and that they declare not to have been convicted for any of the crimes provided for in the Law which might prevent them from exercising business activities. All the acts already performed by the Directors and Executive Officers now elected and by the proxies appointed by them are hereby ratified.

In view of the resolution made above, the Executive Committee of the Company shall be made up of the following members:

Roberto Oliveira de Lima – Chief Executive Officer;
Cristiane Barretto Sales – Executive Vice-President of Finance, Planning and Control, also exercising the duties of Investor Relations Officer;
Hugo Mattos Janeba – Executive Vice-President of Marketing and Innovation;
Paulo Cesar Pereira Teixeira – Executive Vice-President of Operations;
Ercio Alberto Zilli – Vice-President of Compliance; and
Javier Rodríguez García – Vice-President of Networks.

Since there was nothing else to be discussed, the meeting was closed, these minutes were drawn-up, read, approved and signed by the Directors and by the Secretary, and following transcribed in the proper book.

Signatures: Luis Miguel Gilpérez López – Chairman of the Board of Directors; Shakhaf Wine – Vice-Chairman of the Board of Directors; Luis Miguel da Fonseca Pacheco de Melo; Rui Manuel de M. D’Espiney Patrício; Félix Pablo Ivorra Cano; Ignácio Aller Mallo (represented by Felix Pablo Ivorra Cano); Carlos Manuel Mendes Fidalgo Moreira da Cruz (represented by Shakhaf Wine); José Guimarães Monforte; Antonio Gonçalves de Oliveira – Directors, and Breno Rodrigo Pacheco de Oliveira – Secretary.

This certificate is a faithful copy of the minutes of the special meeting of the Board of Directors, held on October 02, 2009, which were drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary - OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 13, 2009

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.